March 27, 2007

Mr. William Choi, Accounting Branch Chief

U.S. Securities and Exchange Commission      BY EDGAR AND OVERNIGHT DELIVERY

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Best Buy Co., Inc.
Form 10-K for the Fiscal Year Ended February 25, 2006, filed May 10, 2006 (“Form 10-K”)
Form 10-Q for the Fiscal Quarter Ended November 25, 2006, filed January 4, 2007 (“Form 10-Q”)
File No. 1-09595

Dear Mr. Choi:

On behalf of Best Buy Co., Inc. (“Best Buy”, “we”, “us”, or “our”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced Form 10-K and Form 10-Q, as set forth in your letter dated March 2, 2007.   For convenience, the staff’s numbered comments are shown below in bold text, followed by Best Buy’s responses.  All dollar amounts are in millions.

To assist the staff with its review, we will separately deliver a copy of this letter to you and Mr. Blume by overnight mail.

Form 10-K for the Fiscal Year Ended February 25, 2006

1.              You disclose on page 65 that you recognize revenue from extended service contracts.  Please tell us the extent to which these service contracts impacted your revenues, operating income, and net earnings for the historical annual periods presented.  To the extent these contracts represent a material portion of your operating profit and/or net earnings, we would expect you to discuss the impact within your filing to ensure the three principal objectives of MD&A are satisfied:

•             to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•             to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•             to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Revenue from extended service contracts was less than five percent of our total revenue in each of fiscal 2006, 2005 and 2004, which did not represent a material portion of our total revenue for any of the periods presented in the Form 10-K.  As we do not allocate selling, general and administrative expenses to our numerous individual products and services, operating income and net earnings associated with our extended service contracts are not available.  However, our gross profit rate on extended service contracts was consistent over the periods presented in the Form 10-K.

We will disclose additional information regarding our extended service contracts if revenue from the sale of these contracts becomes material or if a change in the gross profit rate of extended service contracts materially impacts our consolidated gross profit.  Furthermore, we will disclose known trends or uncertainties in revenue from or the gross profit rate on extended service contracts that we would reasonably expect to have a material impact on future total revenue or consolidated gross profit, respectively.  For the years presented in the Form 10-K, extended service contracts did not materially affect the year-over-year change in revenue or gross profit or affect known trends or uncertainties in revenue or gross profit.

We will continue to monitor our extended service contracts and their impact on our consolidated financial results in order to continue to fulfill our MD&A obligations in future filings.

2.              In future filings, please discuss in greater detail the factors contributing to the year-to-year changes in your gross profit rate.  For example, we note that your gross profit rate discussion on page 32 does not provide much insight into the specific supply chain or “product transition management” improvements that occurred during fiscal 2006.  Please discuss how your initiatives lowered product costs, how your pricing strategies changed from the prior fiscal year, and the factors contributing to increased sales of higher-margin services and private-label products.  Please also quantify, where possible, the incremental impact of each individual business reason on the overall change.  Please refer to Item 305(a) of Regulation S-K and SEC Release No. 33-8350.

Our historical practice when discussing the factors affecting the year-over-year changes in our gross profit rate within the MD&A has been to disclose the primary factors contributing to the year-over-year changes on a qualitative basis in the order of quantitative significance (with the most prominent factor always being presented first), as well as any other material transactions, events or trends that impacted our gross profit rate.

In future filings, to the extent possible and necessary for an understanding of the changes in our gross profit rate, we will provide greater insight into and quantification of the factors contributing to the year-over-year changes in our gross profit rate.  We will also explicitly state that the qualitative factors contributing to the year-over-year change in our gross profit rate are listed in order of quantitative significance.

3.              We note that your discussion of changes in selling, general and administrative expenses addresses the change as a percentage of revenues but does not address the absolute dollar change.  While we expect that most selling costs track closely with changes in revenues, we assume that general and administrative costs, such as corporate office overhead, are effectively fixed within certain ranges of sales volume. Therefore, we believe it would be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes.

In future filings, to the extent possible and to the extent they are material to an understanding of the year-over-year changes in our selling, general and administrative expense rate, we will quantify the absolute dollar amount of the impact and discuss the nature of changes in selling, general and administrative expenses, as well as discuss the specific factors driving those changes.

4.              Please disclose the reasons for your stock repurchases and discuss the impact you expect future purchases to have on your short and long-term liquidity, if any.

From time to time, we repurchase our common stock in the open market pursuant to programs approved by our Board of Directors.  We may repurchase our common stock for a variety of reasons, such as acquiring shares to offset dilution related to employee incentive plans, including stock options and our employee stock purchase plan, and optimizing our capital structure.

As discussed in Part II, Item 2(c) in the Form 10-Q, we expect that cash provided by future operating activities, as well as available cash and cash equivalents and short-term investments, will be the sources of funding for our share repurchase program.  Based on the anticipated amounts to be generated from those sources of funds in relation to the remaining authorization under the current stock repurchase program approved by our Board of Directors, we do not expect that future stock repurchases will have a material impact on our short or long-term liquidity.

In future filings, we will include the requested disclosure.  For example, the disclosure in our next Annual Report on Form 10-K will be substantially as follows:

“From time to time, we repurchase our common stock in the open market pursuant to programs approved by our Board of Directors.  We may repurchase our common stock for a variety of reasons, such as acquiring shares to offset dilution related to employee incentive plans, including stock options and our employee stock purchase plan, and optimizing our capital structure.

We consider several factors in determining when to make share repurchases including, among other things, our cash needs and the market price of our stock.  We expect that cash provided by future operating activities, as well as available cash and cash equivalents and short-term investments, will be the sources of funding for the current share repurchase program.  Based on the anticipated amounts to be generated from those sources of funds in relation to the remaining authorization under the current share repurchase program approved by our Board, we do not expect that future share repurchases will have a material impact on our short or long-term liquidity.”

5.              We note that you present an adjusted debt-to-capitalization ratio in which adjusted debt represents debt plus capitalized operating lease operations.  Please tell us and disclose why your operating lease rental expense is multiplied by eight in arriving at the capitalized lease obligation total.

As discussed on page 42 of the Form 10-K, our adjusted debt-to-capitalization ratio, including capitalized operating lease obligations, is considered a non-GAAP financial measure.  We provide this information as we believe that our adjusted debt-to-capitalization ratio, including capitalized operating lease obligations, is important for understanding our operations and provides meaningful additional information about our ability to service our long-term debt and other fixed obligations, and to fund our future growth.  In addition, we believe our adjusted debt-to-capitalization ratio, including capitalized operating lease obligations, is relevant because it enables investors to compare our indebtedness to retailers who own, rather than lease, their stores. Our decision to own or lease real estate is based on an assessment of our financial liquidity, our capital structure, our desire to own or to lease the location, the owner’s desire to own or to lease the location and the alternative that results in the highest return to our shareholders.

The multiple of eight times rental expense used to calculate our capitalized operating lease obligations total is the multiple used for the retail sector by one of the nationally-recognized credit rating agencies that rate our creditworthiness.  It is our understanding that the rating agency uses this multiple to perform more meaningful financial comparisons among retail companies with different debt structures and leasing arrangements (i.e., to capitalize leases that companies account for as operating leases under SFAS 13) and among retail companies that lease assets versus those that buy them.

In future filings, we will disclose why our operating lease expense total is multiplied by eight in arriving at our capitalized operating lease obligations total.  For example, the disclosure in our next Annual Report on Form 10-K will be substantially as follows:

“The multiple of eight times rental expense used to calculate our capitalized operating lease obligations total is the multiple used for the retail sector by one of the nationally-recognized credit rating agencies that rate our creditworthiness.”

6.              Please revise your consolidated statements of earnings in future filings to separately present revenue and cost of sales separately for your product sales and services.  You may only aggregate these revenues if both classes of revenue are less than ten percent of total revenues.  Refer to Rule 5-03(b) of Regulation S-X.

Per Rule 5-03(b) of Regulation S-X, “each class [of revenue] which is not more than 10 percent of the sum of the items may he combined with another class”.  For each of the periods presented in the Form 10-K, revenue from services comprised less than five percent of our total revenue.  Accordingly, revenue from services was aggregated with product revenue in accordance with Rule 5-03(b) of Regulation S-X.  Service revenue and cost of services will be reported separately in our future filings if the ten percent threshold is exceeded.

7.              We note that you utilize financing facilities through which certain suppliers receive payments from a designated finance company on invoices you owe them.  As it appears you directly pay the financing company and the financing company is not affiliated with your suppliers, please confirm that you have classified borrowings and payments on your inventory financing facilities within financing activities in you statements of cash flows.

For each of the periods presented in the Form 10-K, we confirm that borrowings and payments on our inventory financing facilities were  classified within financing activities in our statements of cash flows in “Other, net.”  In future filings, we will disclose in Note 1 that we classify borrowings and payments on our inventory financing facilities within financing activities in our statements of cash flows in “Other, net.”  For example, the disclosure in our next Annual Report on Form 10-K will be substantially as follows:

“Borrowings and payments on our inventory financing facilities were classified in our consolidated statements of cash flows in ‘Other, net’.”

8.              We note that you classify certain vendor reimbursements of sales incentives in revenue.  Please tell us how your classification complies with the guidance in EITF 02-16.

Certain sales incentives offered to our customers are reimbursed in whole or in part by our vendors, such as mail-in rebates and instant rebates.  To account for these sales incentives, we first analyze the program under the criteria in paragraph 5 of EITF 03-10.  The vast majority of our sales incentive arrangements with vendors do not meet all of the criteria described in paragraph 5 of EITF 03-10, primarily because the vendor incentives cannot be tendered by a consumer at other retailers.  Unlike a typical product coupon that could be used at any of one of several retailers of the consumer’s choice, these sales incentive arrangements are exclusive to our stores.

When all of the criteria in paragraph 5 of EITF 03-10 are not met, the sales incentive arrangement is subject to the guidance in EITF 02-16.  Under paragraph 4 of EITF 02-16, cash consideration received from our vendors under a sales incentive arrangement is presumed to be a reduction of the prices of the vendor’s products (i.e., our cost).  We characterize this cash consideration as a reduction of that cost when recognized in our income statement unless the cash consideration represents reimbursement of specific, incremental and identifiable costs that we incurred in selling the vendor’s products:

•                  For mail-in rebates, the cash consideration received is reimbursement for specific, incremental and identifiable costs incurred.  Thus, when we ultimately receive reimbursement from the vendor for the sales incentive, the amount received is recorded as a reduction of the sales incentive that was recorded at the time of sale under EITF 01-9 (i.e., because the sales incentive was recorded as a reduction of revenue when given to the consumer, the vendor reimbursement of the sales incentive is also recorded within revenue).

•                  For instant rebates, the cash consideration received is generally not reimbursement for specific, incremental and identifiable costs incurred.  For these programs, the agreements generally do not specifically dictate what amount, if any, of the sales incentive will ultimately be offered to the consumer.  In accordance with EITF 02-16, the vendor reimbursement received for all instant rebates is presumed to be a reduction of the prices of the vendor’s products and is, therefore, recorded as a reduction of cost of goods sold.

9.              We believe that you should disclose the amount of cooperative advertising funds netted against selling, general and administrative expenses for each period presented to meet the disclosure objectives of SOP 93-7.  Please do so in future filings.

In future filings, we will disclose the amount of cooperative advertising funds netted against selling, general and administrative expenses.  For example, the disclosure in our next Annual Report on Form 10-K will be substantially as follows:

“Advertising costs, which are included in SG&A, are expensed the first time the advertisement runs.  Advertising costs consist primarily of print and television advertisements as well as promotional events.  Net advertising expenses were $XXX, $644 and $597 in fiscal 2007, 2006 and 2005, respectively.  Allowances received from vendors for advertising of $XXX, $123 and $115 in fiscal 2007, 2006 and 2005, respectively, were classified as reductions of advertising expenses.”

10.       You disclose that a class action lawsuit was brought against you in December 2005.  To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to this lawsuit, please provide the applicable disclosures in accordance with SFAS 5, including the amount of range of reasonably possible losses in excess of recorded amounts.  Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure.  Refer to paragraph 9 of SFAS 5.  See also the guidance provided in SAB Topic 5-Y and SOP 96-1.

With respect to the referenced class action lawsuit, we first undertook the assessment required by paragraph 8 of SFAS 5 in order to determine if an accrual by a charge to income was required.  We determined that the standards set forth in paragraph 8 had not been satisfied because it was not probable that a liability had been incurred.

After determining that an accrual was not required, we then analyzed whether disclosure was required by paragraph 10 of SFAS 5.  We determined that there was a reasonable possibility that a loss may have occurred.  However, it was not possible to estimate the possible loss or range of loss because this matter had not advanced to a stage where we could make any such estimate.  As of the date of this letter, we continue to believe that the determinations initially made under SFAS 5 remain appropriate.  Also, we continue to believe the allegations in the lawsuit are without merit and intend to continue to defend this action vigorously.

In future filings, we will include the requested enhancement of our disclosure of this matter in accordance with SFAS 5.  For example, the disclosure in our next Annual Report on Form 10-K will be substantially as follows:

“As of March 3, 2007, no accrual had been established as it was not possible to estimate the possible loss or range of loss because this matter had not advanced to a stage where we could make any such estimate.  We believe the allegations are without merit and intend to defend this action vigorously.”

11.       You state in the conclusion that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported with the time periods specified in the SEC’s rules and forms.  In future filings, if you include a partial definition of disclosure controls and procedures in the conclusion, please also state that your officers concluded, if true, that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Our future Annual Reports on Form 10-K will include the requested disclosure under Item 9A. Controls and Procedures.  For example, the disclosure in our next Annual Report on Form 10-K will be substantially as follows, if true:

Disclosure Controls and Procedures

“We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure.  We have established a Disclosure Committee, consisting of certain members of management, to assist in this evaluation.

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act), as of March 3, 2007.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 3, 2007, our disclosure controls and procedures were effective.”

Form 10-Q for the Fiscal Quarter Ended November 25, 2006

12.       Since you indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, please revise future filings to clearly state, if true, that your principal executive and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

We will revise our disclosure under Item 4. Controls and Procedures in our future Quarterly Reports on Form 10-Q to remove the reference to controls and procedures that are designed to “provide reasonable assurance”.  For example, the disclosure in our next Quarterly Report on Form 10-Q will be substantially as follows, if true:

“We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure.  We have established a Disclosure Committee, consisting of certain members of management, to assist in this evaluation.

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act), as of June 2, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 2, 2007, our disclosure controls and procedures were effective.

There were no changes in internal control over financial reporting during the fiscal quarter ended June 2, 2007, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.”

* * * * *

Best Buy hereby represents that:

•                  Best Buy is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can assist with your review of this letter, or if you have any questions on any of the information in this letter, please telephone me at (612) 291-4840.  My fax number is (952) 430-5833.

Sincerely,

/s/ Susan S. Grafton

Susan S. Grafton
Vice President, Controller and Chief Accounting Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Stacy Janiak, Deloitte & Touche LLP
Anne Rosenberg, Robins, Kaplan, Miller & Ciresi L.L.P.